(c)(iii)
March 16, 2007
Raymond G. Ellis, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
Dear Mr. Ellis:
It is our understanding that the controlling shareholders of Crowley Maritime Corporation (“Company” hereinafter) are forming a new company (“NewCo”) that will be capitalized by the contribution of voting and non-voting common stock, and Series A convertible preferred stock of the Company in exchange for voting and non-voting stock in NewCo (“Exchange” hereinafter). Presently, the Marital Trust under the Thomas B. Crowley Trust (“Marital Trust” hereinafter) owns 32,601 shares of voting common stock, 46,138 shares of Class N non-voting stock and 225,848 shares of Series A preferred stock in the Company. In connection with the Exchange, it is anticipated that the Marital Trust will exchange approximately 19,926 shares of its voting common stock in the Company for a number of shares of Class N non-voting stock in NewCo.1 In order to determine the number of shares of Class N non-voting stock in NewCo that the Marital Trust will receive in exchange for its voting stock, you have requested that FMV render an opinion (“Opinion”) regarding the fair market value of a non-voting common share of NewCo expressed as a fraction of a voting common share of NewCo as of a current date. This Opinion estimates the value of NewCo’s non-voting common shares only relative to NewCo’s voting common shares; and does not estimate the value in terms of a cash-equivalent value or any other measure. This Opinion does not constitute an opinion regarding the fairness of any transaction.
Premise of Value and Key Considerations
In accordance with Department of Labor guidelines and Revenue Ruling 59-60, and consistent with Treasury Regulations §20.2031-1(b), the term “fair market value,” as used herein, is defined as the price at which the shares (for the purpose of this letter and accompanying exhibits) would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.

[1]	With regard to the remaining balance of shares above 19,943 shares of voting stock, the Martial Trust will receive voting common stock in NewCo for each voting share in the Company, and non-voting Class N common stock in NewCo for each Class N non-voting share of common stock it owns in the Company. The 225,848 shares of Series A preferred stock will be exchanged for 18,820 shares of voting common stock in Newco, plus a certain number of Newco voting common stock to represent unpaid accumulated dividends.

Raymond G. Ellis, Esq.
March 16, 2007

In addition, in conducting our analysis and rendering our Opinion, we have considered the following:
•	the nature and history of the Company;

•	the outlook of the economy and the marine shipping industry;

•	the financial condition of the Company;

•	the earnings capacity of the Company;

•	the nature and value of the tangible and intangible assets (goodwill) of the Company;

•	the performance and valuation metrics of certain public companies that have both voting and non-voting securities;

•	valuation industry studies and academic research regarding voting stock premiums; and

•	decisions in relevant court cases involving the value of voting relative to non-voting securities.
Crowley Maritime Corporation
Founded in 1892, the Company is a public company that provides diversified water transportation and shipping services in domestic and international markets by means of four operating lines of business: (i) liner services; (ii) logistics; (iii) marine services; and (iv) petroleum services. Liner services provides ocean transportation services for a variety of cargo primarily between the United States, the Caribbean Islands, and Latin America. Logistics provides freight forwarding and ocean transportation services. Marine services provides ship assist, escort, and other services worldwide primarily to the oil and gas industry. Petroleum services transports crude oil and other petroleum products, and wholesales fuel. As Exhibit 1 illustrates, as of December 31, 2006, the Company had total assets and stockholders equity of $1.2 billion and $392.3 million, respectively. The majority of assets is comprised of fixed assets, most of which is floating equipment such as barges and tug boats. As Exhibit 2 illustrates, the Company’s revenue declined from 2001 to 2003, then increased through 2006, with a compound annual growth rate (“CAGR”) of approximately 8.1 percent over the entire period. During the same period, operating income fluctuated in a downward trend to 2004, and then increased in 2005 and 2006, with an overall CAGR of approximately 14.4 percent. Historical growth is attributable to organic growth and acquisitions.
As Exhibit 3 illustrates, the Company has three classes of stock: (i) 89,851 shares of voting common stock; (ii) 46,138 shares of Class N non-voting common stock; and (iii) and 315,000 shares of Series A preferred stock (currently convertible into shares of voting common stock on a 12 to 1 basis plus a certain number of shares of voting common stock to represent unpaid accumulated dividends). There is no established trading market for the Company’s common stock and it is not listed on any national securities exchange. The voting shares are quoted in the Pink Sheets and secondary market activity is limited and sporadic. The most recent reported share price on or prior to the date of our Opinion was $1,805 (reported as a May 17, 2006, transaction date). Thus, the Company has an implied market capitalization based on the aforementioned

Raymond G. Ellis, Esq.
March 16, 2007

transaction of approximately $295 million. As of March 1, 2006, the Company had 457 stockholders of record for its voting common stock and 1 holder (the Marital Trust) for its Class N non-voting stock. According to the representatives of the Company, the Class N stock has never been traded. Furthermore, according to the Company’s most recent 10-K filed March 1, 2007, Thomas J. Crowley, Jr., Chairman of the Board of Directors, President, and Chief Executive Officer of the Company, beneficially owns approximately 49 percent of the voting common stock, 100 percent of the non-voting common stock, and 99.9 percent of the Series A preferred stock. Mr. Crowley controls 68 percent of the total votes attributable to the Company’s voting common stock, and it is our understanding that he will continue to exercise similar control over the voting common stock of NewCo post Exchange.
The Economy and the Marine Transportation Industry2
Annualized economic growth is estimated to have been at 2.0 percent in the third quarter of 2006. This is a slight decrease from the 2.6 percent growth in the second quarter and a significant decrease from the 5.6 percent growth in the first quarter. Gross Domestic Product (GDP) decelerated in the third quarter mainly because of acceleration in imports, a weaker housing construction market, and deceleration in personal consumption expenditures for services. The federal funds rate remained steady at 5.25 percent as the Fed responded to reduced inflationary pressures and slower economic expansion. In addition, home prices are continuing to level off and oil prices have recently decreased to $61 per barrel.
National unemployment has remained steady at or below five percent for the past several months, as more than 1.8 million jobs were added in the 12 months ended November 30, 2006. The S&P 500, Dow Industrials and the NASDAQ increased 6.2 percent, 6.7 percent, and 6.9 percent, respectively, during the fourth quarter of 2006. In the bond market the yield curve inverted on several dates through the fourth quarter, but most economists do not anticipate a recession. Home price deflation and energy price inflation are cited as primary concerns for the future. Economists expect corporate profits, personal consumption expenditures, and industrial production to demonstrate a gradual slowdown in 2006. Overall, real GDP growth is projected at approximately 3.1 percent in 2006, with slightly slower growth of 2.9 percent in 2007.
Domestic water freight shipping volume totaled 563 billion ton-miles in 2005. Since 1995, shipping volume has declined steadily, losing 3.5 percent per year over the ten-year period. Competition from trucks, railroads and intermodal truck/rail transport has eroded water freight volume. Along the United States coasts, freight volume hauled totaled 249 billion ton-miles in 2005 and declined 2.6 percent annually from 2000 through 2005 (not including freight volume attributed to foreign trade). Petroleum products account for more than half of the short tons hauled by coastwide shipping. Domestic water freight volume is forecast to decline 2.2 percent annually from 2005 through 2010 in the face of

[2]	Sources of Shipping Industry Data: “Freight: Domestic Water Shipping.” Freedonia Group. March 2006; “Water Transport Profile.” Bureau of Transportation Statistics. May 2006.

Raymond G. Ellis, Esq.
March 16, 2007

competition from trucks, rail and intermodal (rail/truck) transport. Freight volume on coastal waterways is forecast to post declines even steeper than in the 2000 through 2005 period.
Analysis of Discounts on Non-Voting Stock
In arriving at our Opinion of the fair market value of a share of the non-voting stock of NewCo versus the value of a NewCo voting share, we analyzed discounts and premiums on non-voting or lesser-voting stock versus voting or super-voting stock for 10 public companies described in Exhibit 4. The stocks of the companies analyzed are the same in all material respects with the exception of voting rights. Nine of the 10 companies analyzed had publicly traded voting and non-voting common stock while one had publicly traded voting and super-voting shares. As Exhibit 5 illustrates, for each of these companies we analyzed the spot price as well as 20-day, 50-day and 200-day average share prices of the voting or super voting stock as compared to the non-voting or lesser-voting stock. When considering all 10 companies and using 200-day averages, the mean and median discounts on the non-voting/lesser-voting stocks as compared to the voting/super-voting stock were 3.2 percent and 0.3 percent, respectively. As trading volume can significantly influence the price spread between voting and non-voting stock, we also considered implied discounts on the five most liquid companies.3 The mean and median discounts on the non-voting/lesser-voting stocks as compared to the voting/super-voting stock for these five companies, using 200-day averages, were 2.7 percent and 0.0 percent, respectively.
In addition to analyzing implied discounts on a set of publicly traded companies, we also considered voting premiums analyzed in various professional studies. As Exhibit 7 illustrates, we considered studies of voting premiums performed in 1983, 1991 and 1996. As Exhibit 7 shows, the mean and median premiums on voting shares (as compared to non-voting shares) as determined in the latest study by Houlihan Lokey Howard & Zukin were 2.05 percent and 1.46 percent, respectively, implying mean and median discounts (inverses of premiums) of 2.01 percent and 1.44 percent, respectively. The 1983 and 1991 studies showed mean premiums of 5.4 percent and 3.5 percent, respectively, which represent discounts of 5.1 percent and 3.4 percent, respectively.4 As Exhibit 8 illustrates, decisions on tax court cases involving discounts for lack of voting rights are consistent with these studies.
Based on the aforementioned analysis, we found that current data suggests a range of discounts of approximately 0.5 percent to 2.5 percent. We selected a discount of 1.0 percent, which is slightly below the mid-point of the indicated range given the relatively high concentration of voting control in NewCo, which makes voting rights less useful than where a single party has less unilateral control. Accordingly, based on the aforementioned 1.0 percent discount, the fair market value of a share of non-voting stock

[3]	“Most liquid companies” is defined as the five companies with the highest volume for the least-actively traded security. These were Comcast, CBS, Viacom, Molex, and Tronox.

[4]	Business Valuation: Discounts and Premiums, Chapter 12, John Wiley & Sons, Inc. 2001.

Raymond G. Ellis, Esq.
March 16, 2007

in NewCo is reasonably estimated at 99 percent of the fair market value of a voting share. It should be noted that this comparison is valid only with regard to a minority interest in the voting shares of NewCo, giving consideration to appropriate discounts for lack of control and lack of marketability.
Conclusion
Based upon the investigations, premises, provisos and analyses summarized above, and subject to the attached “STATEMENT OF LIMITING CONDITIONS”, it is our opinion that as of March 16, 2007, the fair market value of a non-voting share of the common stock of NewCo, is reasonably stated in the amount of:
Ninety-Nine Percent (99%) of the Fair Market Value
of a Voting Share of the Common Stock of NewCo.
The attached exhibits present documentation of the methodologies, analyses, and valuation logic upon which the conclusion is founded. The opinion expressed above is advisory in nature and is subject to the assumptions and limiting conditions set forth in this letter.
FMV Opinions, Inc.
/s/ FMV Opinions, Inc.

The undersigned had primary responsibility for the contents of this letter and certifies that to the best of the undersigned’s knowledge the statements of fact contained in this letter are true and correct and represent the unbiased professional analyses, opinions, and conclusion of FMV. Copyright © 2007 FMV Opinions, Inc.
/s/ David M. Eckstein
David M. Eckstein, CFA
Managing Director

Raymond G. Ellis, Esq.
March 16, 2007

STATEMENT OF LIMITING CONDITIONS
In accordance with professional ethics, our fees for this service are not contingent upon the opinion expressed herein, and neither FMV Opinions, Inc., nor any of its employees has a present or intended financial interest in the Company or NewCo. Information provided by Company or NewCo management or their representatives in the course of this investigation has been accepted, without further verification, as correctly reflecting the Company’s and/or NewCo’s business conditions and operating results.
Financial and statistical information is from sources we deem reliable. We make no representation as to our sources’ accuracy or completeness and have accepted their information without further verification.
The conclusion is based upon the assumption that present Company management would continue to maintain the character and integrity of the Company and NewCo through any sale, reorganization, or diminution of the owners’ participation.
Our opinion expressed herein is valid only for the stated purpose and date of the appraisal. Though some similarities exist between the value as set forth for this purpose and others, it would be incorrect to use the opinion as determined herein for any other purpose due to specific timing, performance, and marketability issues that arise in evaluating the fair market value of the Company and NewCo. Accordingly, any such use of the conclusion as determined herein for other purposes would be inaccurate and possibly misleading.
Future services regarding the subject matter contained herein, including, but not limited to, testimony or attendance in court shall not be required of FMV Opinions, Inc., unless previous arrangements have been made in writing.
Neither all nor any part of the contents contained herein shall be conveyed to the public through advertising, public relations, news, sales, mail, direct transmittal, or other media without the prior written consent and approval of FMV Opinions, Inc.
Copyright © 2007 FMV Opinions, Inc.

Raymond G. Ellis, Esq.
March 16, 2007

APPRAISER’S CERTIFICATION
We certify that, to the best of our knowledge and belief:
•	The statements of fact contained in this letter are true and correct.

•	The reported analyses, opinions, and conclusion are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusion.

•	We have no present or prospective interest in the property that is the subject of this letter, and we have no personal interest or bias with respect to the parties involved.

•	Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

•	No one provided significant professional assistance to the persons signing this certification other than other employees of FMV Opinions, Inc.

•	Our analyses, opinions, and conclusion have been developed, and this letter and the forthcoming report have been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

/s/ David M. Eckstein	/s/ John E. Ashbrook

David M. Eckstein, CFA	John E. Ashbrook
Managing Director	Senior Vice President

Exhibit 1
Crowley Maritime Corporation
Comparative Summary Balance Sheets
($000s Omitted)
Audited

	As of December 31,
	2001	2002	2003	2004	2005	2006
ASSETS

Current Assets:
Cash	$33,421	$43,355	$158,750	$142,896	$33,948	$65,722
Accounts Receivable, Trade	133,965	142,916	157,459	170,091	200,607	186,799
Inventories	0	0	17,378	16,611	37,744	53,598
Prepaid Expenses	33,232	41,401	28,767	21,707	36,276	39,964
LOF Contract Cost Recoveries	0	0	0	0	0	24,798
Deferred Income Taxes	0	0	0	13,008	19,681	10,449
Current Assets of Discontinued Operations	0	5,054	8,374	2,622	523	451
Accrued Deposit to Capital Construction Fund	0	0	0	0	(41,000)	0

Total Current Assets	200,618	232,726	370,728	366,935	287,779	381,781

Net Property and Equipment	514,055	551,607	510,857	493,989	607,319	673,598

Receivable From Related Party	15,975	16,936	10,531	11,177	11,540	12,021
Capital Contribution Fund	0	0	0	4,942	41,827	21,753
Long Term Assets of Discontinued Operations	0	1,288	16,942	0	0	0
Intangible Assets	56,185	59,308	60,233	58,911	73,678	77,924
Other Assets	17,033	21,429	43,679	44,803	36,568	51,541

Total Assets	$803,866	$883,294	$1,012,970	$980,757	$1,058,711	$1,218,618

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts Payable and Accrued Liabilities	$112,455	$98,680	$96,639	$96,459	$122,186	$137,033
Accrued Payroll and Related Expenses	38,967	38,838	40,303	44,221	48,710	45,674
Notes Payable & Curr. L.T. Debt	24,063	29,357	41,198	30,993	33,426	40,941
Insurance Claims Payable	15,949	11,370	14,360	15,797	22,311	25,938
Unearned Revenue	8,227	9,529	6,631	13,824	15,974	28,967
Current Liabilities of Discontinued Operations	0	4,303	15,241	2,038	1,225	1,187

Total Current Liabilities	199,661	192,077	214,372	203,332	243,832	279,740

L.T. Debt & Capital Lease Obligations	224,017	296,019	372,373	341,380	322,686	389,882
Deferred Income Taxes	62,385	76,770	90,867	92,731	110,002	121,805
Minority Interests in Consolidated Subsidiaries	5,426	4,568	138	14	93	162
Deferred Gain	8,035	0	0	0	0	0
Long Term Liabilities of Discontinued Operations	8,587	6,398	16,729	0	0	0
Other Long-Term Liabilities	13,567	19,532	18,754	19,465	22,032	34,736

Total Liabilities	521,678	595,364	713,233	656,922	698,645	826,325

Stockholders’ Equity:
Preferred Stock	31,500	31,500	31,500	31,500	31,500	31,500
Redeemable Class B Preferred Stock	2,367	0	0	0	0	0
Total Redeemable Common Stock	0	0	0	8,700	8,183	10,048
Voting Common Stock	1	1	1	1	1	1
Additional Paid-In Capital	67,716	67,540	67,334	64,791	64,277	63,755
Adjustment to Retained Earnings	0	0	0	0	0	0
Retained Earnings	180,604	188,889	200,902	218,843	256,105	286,989

Total Stockholders’ Equity	282,188	287,930	299,737	323,835	360,066	392,293

Total Liab. & Stockholders’ Equity	$803,866	$883,294	$1,012,970	$980,757	$1,058,711	$1,218,618

Total Common Shares Outstanding	89,976	89,710	89,404	84,222	83,738	83,234
The accompanying letter is an integral part of this exhibit.

Exhibit 2
Crowley Maritime Corporation
Adjusted Comparative Summary Income Statements
($000s Omitted)
Audited

	Twelve Months Ended December 31,
	2001	2002	2003	2004	2005	2006

Revenue	$992,935	$960,146	$959,780	$990,401	$1,190,813	$1,467,686
Total Cost of Sales	876,651	837,252	838,688	871,147	1,022,966	$1,291,648

Gross Profit	116,284	122,894	121,092	119,254	167,847	176,038
Operating Expenses:
Depreciation & Amortization	51,057	53,980	57,760	62,618	65,095	68,521
General and Administrative	28,073	33,301	31,447	32,466	37,293	35,548
Asset Charges (Recoveries), Net	(4,847)	204	(5,383)	(4,846)	(15,341)	(10,361)

Total Operating Expenses	74,283	87,485	83,824	90,238	87,047	93,708

Operating Income	42,001	35,409	37,268	29,016	80,800	82,330
Interest Expense	15,674	14,100	19,729	20,165	19,635	22,187
Interest & Dividend (Income)	(2,116)	(688)	(354)	(1,987)	(3,335)	(2,322)
Minority Interest In Consolidated Subsidiaries	(1,249)	(629)	(1,721)	(127)	79	69
Other Expense (Income)	(233)	(177)	(115)	(1,024)	(1,368)	(550)

Pretax Income	29,925	22,803	19,729	11,989	65,789	62,946
Income Taxes (Credit)	9,800	7,000	7,700	2,100	23,400	24,660

Income From Continuing Operations	$20,125	$15,803	$12,029	$9,889	$42,389	$38,286

Depreciation & Amort. Expense	51,057	53,980	57,760	62,618	65,095	68,521
Net Cash provided by (used in) Operating Activities	64,426	31,677	30,431	63,664	115,303	82,721
Capital Expenditures	107,933	96,825	19,247	27,594	113,957	123,018
Net Cash provided by (used in) Investing Activities	(138,943)	(87,615)	(2,195)	(13,896)	(198,269)	(121,733)
Distributions to Shareholders	2,372	1,757	1,575	1,575	1,575	1,575
Net Cash provided by (used in) Financing Activities	51	66,212	87,176	(65,622)	(25,982)	70,786
Increase (Decrease) in Cash	(74,466)	10,274	115,412	(15,854)	(108,948)	31,774
The accompanying letter is an integrated part of this exhibit.

Exhibit 3
Crowley Maritime Corporation
Effects of Potential Transaction on Newco Capitalization

			Conversion Value
			of CMC Preferred	Maintain Marital	Additional	Newco	Newco	Newco
	CMC	CMC	(excluding	Trust’s Voting	Planned-for	Shares after	Percent	Percent
Shareholder	Common	Preferred	dividends)	Power (See Below)	Shares	Capitalization	of Total	of Voting
Newco Voting Common

Thomas B. Crowley Jr. and Family
Christine S. Crowley	684					684	0.5%	1.1%
Crowley Asset Management	4,355	15,211	1,267			5,622	4.3%	8.7%
Non-Exempt Trust FBO Adrienne Crowley	1,896					1,896	1.4%	2.9%
Thomas B. Crowley Jr. Separate Property Trust	2,189	63,889	5,324			7,513	5.7%	11.6%
Annual Exclusion Trust FBO Adrienne Crowley	767					767	0.6%	1.2%
Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91	1,500	9,846	820			2,320	1.8%	3.6%

Total	11,391	88,946	7,411			18,802	14.3%	29.0%

Crowley Maritime Corporation Employee Plans
Employee Stock Ownership Plan	2,998				5	3,003	2.3%	4.6%
Retirement Stock Plan	8,075				14	8,089	6.2%	12.5%
Stock Savings Plan	3,497				6	3,503	2.7%	5.4%

Total	14,570				25	14,595	11.1%	22.5%

Marital Trust Under The Thomas B. Crowley Trust	32,601	225,848	18,820	(19,926)		31,495	24.0%	48.5%
All Other Shareholders	31,289	206

Total	89,851	315,000	26,231	(19,926)	25	64,892	49.5%	100.0%

Newco Class N Non-Voting

Marital Trust Under The Thomas B. Crowley Trust	46,138			20,127		66,265	50.5%

Total	46,138			20,127		66,265	50.5%

Total Common Stock/Preferred	135,989	315,000	26,231	201	25	131,157	100.0%

Calculation of Marital Trust’s Voting Power:
Assuming That All Preferred Stock is Converted to Voting Common:
Total Potential Trust Number of Shares		52,362
Total Number of Shares after Conversion		117,411
Trust’s Percentage		44.60%
If NewCo Tenders for Shares of All Other Shareholders:
Purchased Shares from All Other Shareholders		(31,289)
Total Number of Shares after Purchase		86,122
The Marital Trust Exchanges Voting Shares for Non-Voting Shares to Remain at Approx. 49% Vote:
Non-Trust Shares after Purchase		33,760
Voting Shares Goal		32,436
Voting Shares Exchanged by Marital Trust		(19,926)
Value Per Share of Voting		$2,990
Total Value of Exchanged Voting Shares		$(59,578,740)
Value Per Share of Non-Voting		$2,960
Non-Voting Shares Received by Marital Trust in Exchange		20,127
Cash Received in Exchange for Fraction Share of Non-Voting		$807
Source: Orrick, Herrington & Sutcliffe LLP
The accompanying letter is an integral part of this exhibit.

Exhibit 3 (Continued)
Post-transaction Newco Capitalization Chart
As of March 16, 2007
COMMON STOCK

		Percent of	Percent of
Stockholder	Number of Shares	Total	Voting
Thomas B. Crowley Jr. and Family
Christine S. Crowley	684	0.5%	1.1%
Crowley Asset Management	5,622	4.3%	8.7%
Thomas B. Crowley Jr., Trustee For The Non-Exempt Trust FBO Adrienne Crowley	1,896	1.4%	2.9%
Thomas B. Crowley Jr., Trustee For The Thomas B. Crowley Jr. Separate Property Trust	7,513	5.7%	11.6%
Thomas B. Crowley Jr., Trustee For The Annual Exclusion Trust FBO Adrienne Crowley	767	0.6%	1.2%
Thomas B. Crowley Jr., Trustee For The Crowley Family Generation Skipping Trust U/T/A Dtd. 12/04/91	2,320	1.8%	3.6%

Total Thomas B. Crowley Jr. and Family	18,802	14.3%	29.0%

Crowley Maritime Corporation Employee Plans
Mechanics Bank, Trustee For The Crowley Maritime Corporation Employee Stock Ownership Plan	3,003	2.3%	4.6%
Mechanics Bank, Trustee For The Crowley Maritime Corporation Retirement Stock Plan	8,089	6.2%	12.5%
Mechanics Bank, Trustee For The Crowley Maritime Corporation Stock Savings Plan	3,503	2.7%	5.4%

Total Crowley Maritime Corporation Employee Plans	14,595	11.1%	22.5%

Molly M. Crowley & The Mechanics Bank, Co-Trustees of The Marital Trust Under The Thomas B. Crowley Trust	31,495	24.0%	48.5%

Common Total	64,892	49.5%	100.0%
CLASS N COMMON STOCK

Molly M. Crowley & The Mechanics Bank, Co-Trustees of The Marital Trust Under The Thomas B. Crowley Trust	66,265	50.5%

Class N Common Total	66,265	50.5%

Total Common Stock	131,157	100.0%

Notes:
1. Share totals are based upon the December 31, 2006 CMC capitalization chart provided by CMC.
2. Share totals are rounded down to the nearest whole number; cash will be paid in lieu of fractional shares.
3. The Marital Trust will receive shares of Newco Class N Common in exchange for a certain number of shares of CMC Common in order to maintain its voting power at approximately 49%. The exact conversion ratio will be determined by an appraisal of the Newco Class N shares. The appraisal is expected to conclude, and this chart assumes, that the value of a Newco Class N share is equal to the value of a Newco Common share discounted by 1%.
4. The Thomas B. Crowley Jr. Family and the Marital Trust will receive shares of Newco Common in exchange for their shares of CMC Preferred. The value of CMC Preferred stock is based upon its right to convert into shares of CMC Common stock, and the share totals above reflect the right of the CMC Preferred shareholders to exchange 1/2 shares of CMC Preferred for a share of CMC Common stock. In addition to the share amounts above, the CMC Preferred shareholders will also be entitled to a certain number of shares of Newco common equal to the accrued but unpaid dividends on the CMC Preferred stock divided by $1,200.

Exhibit 4
Crowley Maritime Corporation
Synopses of Guideline Companies
Bandag, Inc.
Incorporated in Iowa, Bandag, Inc. (“Bandag”), has three reportable business segments: Traditional Business, Tire Distribution Systems, Inc. (“TDS”) and Speedco, Inc. (“Speedco”). Traditional Business involves the manufacture and sale of pre-cured tread rubber, equipment and supplies for re-treading tires. TDS involves the sale and maintenance of new and retread tires to principally commercial and industrial customers. Speedco provides quick-service truck lubrication and tire service through company owned on-highway locations. For the nine months ended September 30, 2006, revenue increased nine percent to $727.6 million.
Bandag has three classes of common stock listed as follows: (i) common stock; (ii) Class A common stock; and (iii) Class B common stock. The company’s common stock and Class A common stock are publicly traded and are the same in all respects except for the fact that the Class A common stock is not entitled to vote. There is no public trading market for the Class B common stock and it is entitled to ten votes for each share held. Transfers of shares of Class B common stock is substantially restricted and must be converted to common stock prior to sale.
As of January 31, 2006, the Carver Family beneficially owned shares of common stock and over 98 percent of Class B common stock constituting 64 percent of the votes entitled to be cast in the election of directors and other corporate matters. In December of 2006, Bridgestone announced they would acquire Bandag for $1.05 billion in cash, paying roughly $50.75 per share for Bandag’s stock. The deal is expected to close in the first or second quarter of 2007.
Comcast Corp.
Incorporated in Pennsylvania, Comcast Corp. (“Comcast”) is a broadband cable provider in the United States offering a variety of consumer entertainment and communication products and services, and serving more than 21 million video subscribers, eight million high-speed Internet subscribers and one million phone subscribers. For the nine months ended September 30, 2006, revenue rose 15 percent to $17.94 billion.
Comcast has three classes of common stock listed as follows: (i) Class A common stock; (ii) Class A Special Common Stock; and (iii) Class B common stock. Comcast’s Class A common stock is traded on NASDAQ under the symbol CMCSA and Class A Special common stock is traded on NASDAQ under the symbol CMCSK. There is no established public trading market for Class B common stock. Each holder of Class A common stock is entitled to 0.2077 votes per share and each holder of Class B common stock is entitled to 15 votes per share. The Class A Special common stock in not entitled to vote.
As of December 31, 2005, holders of Class A common stock in the aggregate held 67 percent of the aggregate voting power of the capital stock. Chairman and CEO, Brian L. Roberts has significant control over Comcast through his beneficial ownership of all of the outstanding shares of Class B common stock, which have a non-dilutable 33 percent of the combined voting power of the common stock and separate approval rights over certain material transactions involving the company. Under Pennsylvania law and Comcast’s Articles of Incorporation, no recapitalization that affects the voting rights of the Class B common stock can be effected without the separate approval of Mr. Roberts, as beneficial owner of the Class B common stock.
As of March 10, 2006, only three groups beneficially own more than five percent of the Class A common stock: (i) Dodge & Cox (102,042,397 shares, 7.5 percent); (ii) Microsoft Corp. (100,623,717 shares, 7.4 percent); and (iii) Barclays plc (98,815,985 shares, 7.25 percent). As of March 10, 2006, directors and officers owned 4.2 percent of Class A Special common stock. As of December 31, 2005, there were 962,711 record holders of Class A common stock, 2,390 record holders of Class A Special common stock and three record holders of Class B common stock.

The accompanying letter is an integral part of this exhibit.
All information is as reported in Yahoo Finance and/or the 10-K and 10-Q of the respective company.

Exhibit 4 (Continued)
Crowley Maritime Corporation
Synopses of Guideline Companies
Tecumseh Products Co.
Incorporated in Michigan, Tecumseh Products Co. (“Tecumseh”) is an independent, global manufacturer of hermetic compressors for residential and commercial refrigerators, freezers, water coolers, dehumidifiers, window air conditioning units and residential and commercial central system air conditioners. For the nine months ended September 30, 2006, revenue rose one percent to $1.33 billion.
Tecumseh has two classes of common stock — Class A and Class B. The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Protection Provision in the articles of incorporation, and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law. Directors and officers currently hold approximately 27.7 percent of the Class B voting shares.
The company’s Class A and Class B common stock trades on the NASDAQ under the symbols TECUA and TECUB, respectively. Total shareholders of record as of February 23, 2006, were approximately 390 for Class A common stock and 379 for Class B common stock.
Radio One, Inc.
Incorporated in Delaware, Radio One, Inc. (“Radio One”) is a radio broadcasting company in the United States primarily targeting the African-American community. As of December 31, 2005, the company owned and/or operated 70 radio stations in 22 markets. For the nine months ended September 30, 2006, revenue decreased approximately one percent to $277.9 million.
The Company has four class of common stock- Class A, Class B, Class C, and Class D. The company’s Class A common stock is entitled to one vote per share; Class B common stock is entitled to ten votes per share; Class C common stock is non-voting; and Class D common stock is non-voting. The class A and Class D stock are publicly traded and are virtually identical, except with respect to voting rights. Also, holders of the Class A common stock may convert their stock into Class D on a one for one basis, but the Class D common stock may not be converted into Class A.
As of March 3, 2006, the Chairperson and her son, Radio One’s President and CEO, collectively held approximately 72.8 percent of the outstanding voting power of the common stock. As a result, the Chairperson and the CEO control most decisions involving the company, including transactions involving a change of control, such as a sale or merger. In addition, certain covenants in Radio One’s debt instruments require that the Chairperson and the CEO maintain a specified ownership and voting interest in the company, and prohibit other parties’ voting interests from exceeding specified amounts.
CBS Corp.
Incorporated in Delaware, CBS Corporation (“CBS”) is an integrated media company with operations in the television, radio, outdoor theme parks, and publishing. For the nine months ended September 30, 2006, revenue increased one percent to $10.44 billion.
CBS has two classes of common stock — Class A and Class B. In general, the Class A common stock and Class B common stock are the same except for voting rights. Owners of the company’s Class A common stock are entitled to one vote per share. Owners of Class B common stock do not have any voting rights, except as required by law. As of March 1, 2006, there were approximately 1,000 holders of Class A common stock and approximately 18,880 holders of Class B common stock.

The accompanying letter is an integral part of this exhibit.
All information is as reported in Yahoo Finance and/or the 10-K and 10-Q of the respective company.

Exhibit 4 (Continued)
Crowley Maritime Corporation
Synopses of Guideline Companies
As of March 1, 2006, National Amusements, Inc. (“NAI”), a closely held corporation that owns and operates approximately 1,540 movie screens in U.S., the United Kingdom (“U.K.”), South America and Russia and manages 21 movie screens in the U.S. and the U.K., beneficially owned Class A common stock of the company representing approximately 71 percent of the voting power of all classes of the company’s common stock, and approximately 12 percent of the company’s Class A common stock and Class B common stock on a combined basis. Mr. Sumner M. Redstone, the controlling stockholder of NAI, serves as Executive Chairman of the CBS’ Board of Directors.
Viacom Corp.
Incorporated in Delaware, Viacom Corp. (“Viacom”) is a worldwide multiplatform, pure play content company with operations in two business segments: (i) cable networks, and (ii) entertainment. On January 31, 2006, Viacom completed its acquisition of DreamWorks LLC, a producer of live-action motion pictures, television programming and home entertainment products. On May 8, 2006, the company sold Paramount Pictures’ DreamWorks film library to Soros Strategic Partners LP and Dune Entertainment II LLC. In October 2006, Viacom completed the acquisition of Harmonix Music Systems, Inc., the developer of the PlayStation 2 hit Guitar Hero and other music gaming titles. For the nine months ended September 30, 2006, revenue increased 14 percent to $7.87 billion.
Viacom has two classes of common stock — Class A and Class B. The company’s Class A and Class B common stock are identical except with respect to voting rights. Holders of Viacom Class A common stock are entitled to one vote per share. Holders of Viacom Class B common stock do not have any voting rights, except as required by Delaware law.
As of March 31, 2006, NAI beneficially owned shares of Class A common stock representing approximately 73 percent of the voting power of Viacom. Mr. Sumner M. Redstone, the controlling stockholder of NAI, serves as Executive Chairman of Viacom’s Board of Directors. So long as there are 5,000 shares of Viacom Class A common stock outstanding, each share of Viacom Class A common stock will be convertible at the option of the holder of such shares into one share of Viacom Class B common stock. As of the Valuation Date, there were over 60 million shares of Class A common stock outstanding. As of February 28, 2006, there were 791 holders of Class A common stock and 14,637 holders of Class B common stock.
Brown-Forman Corp.
Incorporated in Delaware, Brown-Forman Corp. (“Brown-Forman”) is a diversified producer and marketer of consumer products. The company produces both wine and spirits brands, which are produced, marketed and sold on a global basis. The company manufactures, bottles, imports, exports and markets a variety of alcoholic beverage brands. Brown-Forman also manufactures and markets new and used oak barrels. For the six months ended October 31, 2006, revenue increased 13 percent to $1.38 billion.
Brown-Forman has two classes of common stock — Class A and Class B. The company’s Class A voting stock and Class B non-voting stock are traded on the New York Stock Exchange under the ticker symbols “BFA” and “BFB,” respectively. As of April 30, 2006, there were 3,436 holders of Class A common stock and 4,145 holders of Class B common stock.
The Board of Directors has determined that Brown-Forman is “controlled” by the Brown family, despite the absence of a voting agreement. This finding exempts Brown-Forman from the requirement to have a majority of independent directors. The Brown family control group owns substantially more than a majority of the Class A voting stock. A group of 19 individuals, a majority of whom are Brown family members controls 70.1 percent of the voting power of Brown-Forman.

The accompanying letter is an integral part of this exhibit.
All information is as reported in Yahoo Finance and/or the 10-K and 10-Q of the respective company.

Exhibit 4 (Continued)
Crowley Maritime Corporation
Synopses of Guideline Companies
Crawford & Co.
Incorporated in Georgia, Crawford & Co. (“Crawford”) is an independent provider of claims management solutions to insurance companies and self-insured entities, with a global network of more than 700 offices in 63 countries. For the nine months ended September 30, 2006, revenue increased seven percent to $653.8 million.
The company has two classes of common stock outstanding, Class A common stock and Class B common stock. These are publicly traded under the tickers CRD.A and CRD.B, respectively. These two classes of stock have essentially identical rights, except that shares of Class A common stock generally do not have any voting rights. Under the company’s Articles of Incorporation, the Board of Directors may pay higher (but not lower) cash dividends on the non-voting Class A common stock than on the voting Class B common stock. The company has historically paid the same dividend to both classes of stock. During the latest twelve months, Crawford implemented a policy of zero dividends for both classes of stock in order to finance the company’s acquisition of Broadspire in October 2006.
As of June 30, 2006, SunTrust Bank beneficially owned 51.3 percent of the Class B voting stock. SunTrust Bank has sole voting power with respect to 1,768,430 of such shares. SunTrust Bank has sole investment power with respect to 1,767,430 of such shares and shares voting and investment power with respect to 384,912 of such shares. SunTrust Bank disclaims any beneficial interest in any such shares. Included in the shares beneficially owned by SunTrust Bank are 10,466,931 shares held by Crawford Partners, L.P. Jesse C. Crawford is a general partner of Crawford Partners, L.P., owns all of the units of the other general partner of Crawford Partners, L.P., and directs the voting of the shares owned.
Jesse C. Crawford is a director of the company and through different estates and trusts for which he holds voting power Mr. Crawford controls 51.8 percent of the voting power of the company. Also through various trusts and estates Mr. Crawford holds 49.8 percent of the non-voting common stock.
Molex, Inc.
Incorporated in Delaware, Molex, Inc. (“Molex”), is a manufacturer of electronic connectors. The company’s core business is the manufacture and sale of electronic components. For the three months ended September 30, 2006, revenue rose 26 percent to $829.5 million.
Molex’s common stock and Class A common stock are publicly traded under the tickers MOLX and MOLXA, respectively. The company’s Class B common stock is not publicly traded. The shares of common stock, Class A common stock and Class B common stock are identical except as to voting rights. The holders of common stock and Class B common stock are entitled to one vote per share upon each matter submitted to the vote of the stockholders and, subject to conditions set forth in greater detail below, vote separately as a class as to all matters except the election of directors. With respect to the election of directors, the holders of common stock and Class B common stock vote together as a class. The company’s Class A common stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B common stock continues to be outstanding, all matters submitted to a vote of the stockholders, other than the election of directors, must be approved by a majority of the Class B common stock, voting as a class, and by a majority of the common stock, voting as a class. During such period, holders of a majority of the Class B common stock could veto corporate action, other than the election of directors, which requires stockholder approval.
The Class B common stock can be converted into common stock on a share-for-share basis at any time at the option of the holder. The authorized Class A common stock would automatically convert into common stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of common stock and Class B common stock would be diluted.

The accompanying letter is an integral part of this exhibit.
All information is as reported in Yahoo Finance and/or the 10-K and 10-Q of the respective company.

Exhibit 4 (Continued)
Crowley Maritime Corporation
Synopses of Guideline Companies
Class A common stock will automatically convert into common stock on a share-for-share basis any time upon the good faith determination by the Board of Directors that either of the following events has occurred: (i) the aggregate number of outstanding shares of common stock and Class B common stock together is less than 10 percent of the aggregate number of outstanding shares of common stock, Class B common stock and Class A common stock together; or (ii) any person or group, other than one or more members of the Krehbiel Family (as defined in Molex’s Certificate of Incorporation), becomes or is the beneficial owner of a majority of the outstanding shares of common stock. As of the valuation date, no person or entity owns or controls more shares than a member of the Krehbiel family.
Combined, Frederick A. Krehbiel, Fred L. Krehbiel, and John H. Krehbiel, Jr., and Trusts associated with them, own 97.1 percent of the Class B common stock. Combined, all directors and officers, including the Krehbiels, own approximately 40.2 percent of the common stock and 8.3 percent of the Class A common stock. A group of 15 directors and officers, including the Krehbiels, controls approximately 40 percent of the voting power of Molex. The number of stockholders of record at June 30, 2006 was 2,660 for common stock and 6,681 for Class A common stock.
Tronox, Inc.
Tronox, Inc. (“Tronox”), is a global producer and marketer of titanium dioxide pigment. The company markets titanium dioxide pigment under the brand name TRONOX, and the pigment segment represented more than 90 percent of its net sales during the year ended December 31, 2005. For the nine months ended September 30, 2006, revenue increased seven percent to $1.1 million.
The company’s Class A common stock and Class B common stock have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to six votes per share on all matters to be voted on by stockholders.

The accompanying letter is an integral part of this exhibit.
All information is as reported in Yahoo Finance and/or the 10-K and 10-Q of the respective company.

Exhibit 5
Crowley Maritime Corporation
Lack-of-Voting-Rights Discount Analysis
As of March 16, 2007

	Voting Shares		Non-Voting Shares				Voting Shares		Non-Voting Shares
		Closing		Closing	(Discount)/			Closing		Closing	(Discount)/
Company	Ticker	Price	Ticker	Price	Premium	Company	Ticker	Price	Ticker	Price	Premium

Bandag, Inc.	BDG	50.920	BDG/A	50.670	-0.5%	Viacom, Inc.	VIA	40.280	VIA/B	40.260	0.0%
20 Day Average	BDG	50.739	BDG/A	50.529	-0.4%	20 Day Average	VIA	39.680	VIA/B	39.633	-0.1%	Means of All Guideline Companies
50 Day Average	BDG	50.768	BDG/A	50.474	-0.6%	50 Day Average	VIA	40.503	VIA/B	40.476	-0.1%	March 16, 2007	-2.1%
200 Day Average	BDG	43.142	BDG/A	38.935	-9.8%	200 Day Average	VIA	37.904	VIA/B	37.892	0.0%	20 Day Avg Mean	-1.8%
												50 Day Avg Mean	-2.4%
Comcast Corp.	CMCSA	25.720	CMCSK	25.480	-0.9%	Brown-Forman Corp.	BF-A	67.500	BF-B	64.720	-4.1%	200 Day Avg Mean	-3.2%
20 Day Average	CMCSA	29.075	CMCSK	28.841	-0.8%	20 Day Average	BF-A	68.692	BF-B	65.529	-4.6%
50 Day Average	CMCSA	37.501	CMCSK	37.009	-1.3%	50 Day Average	BF-A	68.414	BF-B	65.525	-4.2%	Medians of All Guideline Companies
200 Day Average	CMCSA	36.715	CMCSK	36.483	-0.6%	200 Day Average	BF-A	71.968	BF-B	70.676	-1.8%	March 16, 2007	-0.3%
												20 Day Avg Median	-0.3%
Tecumseh Products Co.	TECUB	16.670	TECUA	16.970	1.8%	Crawford & Co.	CRD/B	6.060	CRD/A	5.550	-8.4%	50 Day Avg Median	-0.3%
20 Day Average	TECUB	16.582	TECUA	17.418	5.0%	20 Day Average	CRD/B	5.935	CRD/A	5.414	-8.8%	200 Day Avg Median	-0.3%
50 Day Average	TECUB	16.762	TECUA	17.571	4.8%	50 Day Average	CRD/B	6.367	CRD/A	5.530	-13.2%
200 Day Average	TECUB	16.299	TECUA	17.255	5.9%	200 Day Average	CRD/B	6.905	CRD/A	6.032	-12.6%	Most Liquid Guideline Companies (1)
												March 16, 2007	-2.0%
Radio One, Inc.	ROIA	6.850	ROIAK	6.850	0.0%	Molex, Inc.	MOLX	28.250	MOLXA	24.980	-11.6%	20 Day Avg Mean	-1.9%
20 Day Average	ROIA	7.095	ROIAK	7.094	0.0%	20 Day Average	MOLX	29.208	MOLXA	25.983	-11.0%	50 Day Avg Mean	-2.1%
50 Day Average	ROIA	7.179	ROIAK	7.184	0.1%	50 Day Average	MOLX	29.469	MOLXA	26.178	-11.2%	200 Day Avg Mean	-2.7%
200 Day Average	ROIA	6.793	ROIAK	6.800	0.1%	200 Day Average	MOLX	33.234	MOLXA	28.733	-13.5%
												Most Liquid Guideline Companies
CBS Corp.	CBS-A	30.040	CBS	30.040	0.0%	Tronox, Inc.	TRX.B	14.250	TRX	14.600	2.5%	March 16, 2007	0.0%
20 Day Average	CBS-A	30.813	CBS	30.821	0.0%	20 Day Average	TRX.B	14.458	TRX	14.837	2.6%	20 Day Avg Median	-0.1%
50 Day Average	CBS-A	31.139	CBS	31.146	0.0%	50 Day Average	TRX.B	14.538	TRX	14.808	1.9%	50 Day Avg Median	-0.1%
200 Day Average	CBS-A	29.009	CBS	29.007	0.0%	200 Day Average	TRX.B	13.655	TRX	13.747	0.7%	200 Day Avg Median	0.0%
Notes:

(1)	Most liquid companies defined as the five companies with the highest volume for the least actively traded security. These included Comcast, CBS, Viacom, Molex, and Tronox.
The accompanying letter is an integrated part of this exhibit.

Exhibit 6
Crowley Maritime Corporation
Guideline Company Moving Average Price Graphs
The accompanying letter is an integral part of this exhibit.

Exhibit 6
Crowley Maritime Corporation
Guideline Company Moving Average Price Graphs
The accompanying letter is an integral part of this exhibit.

Exhibit 6
Crowley Maritime Corporation
Guideline Company Moving Average Price Graphs
The accompanying letter is an integral part of this exhibit.

Exhibit 6
Crowley Maritime Corporation
Guideline Company Moving Average Price Graphs
The accompanying letter is an integral part of this exhibit.

Exhibit 6
Crowley Maritime Corporation
Guideline Company Moving Average Price Graphs
The accompanying letter is an integral part of this exhibit.

Exhibit 7
Crowley Maritime Corporation
Studies of Voting Stock Price Premiums

		Mean Premium on	Median Premium
Name of Study	Parameters of the Study	Voting Shares	on Voting Shares
Houlihan Lokey Howard & Zukin Study of Premiums Paid for Voting Rights, 1996	1. 60-day and 260-day moving averages of the respective prices 2. Eliminated companies in bankruptcy, and for differences in rights between classes, insufficient float, and low trading volume	2.05%	1.46%

	3. The two classes of stock are either voting and nonvoting, or one class has a greater number of votes per share than the other

O’Shea and Siwicki Study, 1991		3.50%	NA

	Compared prices of “supervoting” versus “limited voting” pairs of stock in the same companies in the United States, selected from the Standard & Poor’s 1990 Year-End Stock Guide

Lease, McConnell, and Mikkelson Study, 1983	1. Corporations having two classes of stock outstanding over the period from 1940 through 1978 2. Eliminated firms that did not have voting and nonvoting or limited voting common stock outstanding with equivalent dividend rights and liquidity preferences	5.44%	NA

	3. Firms could not have voting preferred stock
All studies are as reported in Shannon Pratt’s Business Valuation: Discounts and Premiums, October 2001
The accompanying letter is an integral part of this exhibit.

Exhibit 8
Crowley Maritime Corporation
Court Cases Concerning Voting and Non-Voting Stock

		Discount
		Conclusion on
		Non-Voting
Court Case	Details of the Case	Shares

Barnes v. Commissioner T.C. Memo 1998-413, 76 T.C.M. (CCH) 881 (1998)	1. Based on a study of 43 public companies with voting and non-voting shares, one expert applied a 3.66% discount for lack of voting power 2. A second expert chose a discount for lack of voting rights of 5.0%	3.66%

Kosman v. Commissioner T.C. Memo 1996-112, 71 T.C.M. (CCH) 2356 (1996)	1. Taxpayer’s expert testified to a 10.0% non-voting discount 2. IRS’ expert opined that the discount should be 4.0%, based on the Lease, McConnell and Mikkelson study published in 1983	4.00%
These cases are as cited in John Wiley’s Business Valuation: Discounts and Premiums, 2001

The accompanying letter is an integral part of this exhibit.

Exhibit 9
Crowley Maritime Corporation
Non-Voting Stock Summary
As of March 16, 2007

			Tecumseh												Crowley
			Products				Brown-Forman								Maritime
Guideline Companies	Bandag, Inc.	Comcast Corp.	Co.	Radio One, Inc.	CBS Corp.	Viacom Corp.	Corp.	Crawford & Co.	Molex, Inc.	Tronox, Inc.	Low	High	Mean	Median	Corporation
SIZE ($000s)
Revenue	984,259	24,277,000	1,774,000	370,182	14,271,800	10,597,700	2,077,400	895,895	3,031,019	1,085,300	370,182 -	24,277,000	5,936,456	1,925,700	1,464,522
EBITDA	83,761	9,244,000	(89,700)	144,516	2,822,100	4,362,700	642,800	54,031	594,241	118,400	(89,700) -	9,244,000	1,797,685	369,379	164,545
EBIT	56,441	4,396,000	(89,700)	123,415	2,550,000	2,354,800	604,100	34,802	376,129	44,000	(89,700) -	4,396,000	1,044,999	249,772	94,802
Cash Flow	66,063	6,253,800	(132,700)	52,186	(2,242,160)	3,232,120	449,440	39,185	488,151	73,060	(2,242,160) -	6,253,800	827,915	69,562	113,244
Net Income	38,743	1,405,800	(132,700)	31,085	(2,514,260)	1,224,220	410,740	19,956	270,039	(1,340)	(2,514,260) -	1,405,800	75,228	34,914	43,501
Total Assets	754,857	107,972,000	1,812,100	2,253,684	43,485,801	20,947,400	2,925,200	601,718	3,256,742	1,913,400	601,718 -	107,972,000	18,592,290	2,589,442	1,219,712
Total Interest-Bearing Debt	39,378	27,219,000	360,700	973,500	7,047,800	8,185,200	550,900	82,685	134,503	556,800	39,378 -	27,219,000	4,515,047	553,850	424,257
Tangible Net Worth (BV)	568,248	41,398,000	818,200	1,046,546	23,248,301	7,032,000	1,749,600	194,789	2,361,784	510,900	194,789 -	41,398,000	7,892,837	1,398,073	310,469
Average Voting Stock Price as of March 16, 2007	$50.91	$25.75	$16.87	$6.90	$30.25	$40.04	$67.30	$5.86	$28.37	$14.25	$5.86 -	$67.30	$28.65	$27.06	NA
Average Non-Voting Stock Price as of March 16, 2007	$50.71	$25.53	$17.45	$6.87	$30.24	$40.02	$64.65	$5.45	$25.17	$14.61	$5.45 -	$64.65	$28.07	$25.35	NA
Non-Voting (Discount)/Premium as of March 16, 2007	-0.39%	-0.87%	3.41%	-0.36%	-0.03%	-0.06%	-3.94%	-7.00%	-11.28%	2.49%	-11.28% -	3.41%	-1.80%	-0.38%	-1.00%
Average Voting Stock Price Last Six Months (Closing Price)	$47.27	$38.64	$16.26	$6.83	$30.17	$39.22	$70.93	$6.82	$32.91	$14.14	$6.82 -	$70.93	$30.32	$31.54	NA
Average Non-Voting Stock Price Last Six Months (Closing Price)	$43.85	$38.32	$16.78	$6.83	$30.16	$39.20	$69.28	$5.77	$28.56	$14.33	$5.77 -	$69.28	$29.31	$29.36	NA
Non-Voting (Discount)/Premium Last Six Months	-7.24%	-0.82%	3.23%	0.04%	0.00%	-0.04%	-2.32%	-15.43%	-13.22%	1.38%	-15.43% -	3.23%	-3.44%	-0.43%	NA
Voting Stock Price Volatility - 1-Year Daily	22.36%	19.02%	40.29%	33.60%	19.51%	22.13%	17.00%	55.95%	26.94%	40.58%	17.00% -	55.95%	29.74%	24.65%	NA
Non-Voting Stock Price Volatility - 1-Year Daily	33.16%	18.41%	40.38%	32.92%	20.17%	22.39%	17.51%	46.63%	25.75%	39.09%	17.51%-	46.63%	29.64%	29.34%	NA
Corporate Governance Quotient[1]	4.8%	16.5%	11.8%	1.3%	NA	9.1%	2.9%	63.6%	4.8%	NA	1.3%	63.6%	14.4%	7.0%	0.3%
Voting Shares Outstanding (000s)	9,072	1,368,277	5,078	86,348	62,196	60,228	56,870	24,697	99,500	22,889	NM	NM	NM	NM	NM
Non-Voting Shares Outstanding (000s)	9,468	703,425	13,402	6,362	719,327	639,039	66,207	25,735	84,524	18,357	NM	NM	NM	NM	NM
Shares Outstanding of Other Classes of Common (000s)	917	9,444	0	6,000	0	0	0	0	94	0	NM	NM	NM	NM	NM
Market Capitalization ($000s)	$988,583	$53,431,254	$319,458	$680,366	$23,633,879	$27,982,692	$8,107,670	$284,980	$4,952,033	$594,272	$284,980	$53,431,254	$12,097,519	$2,970,308	NM
Voting Volume (000s)
1% of Shares Outstanding	91	13,683	51	863	622	602	569	247	995	229	NM	NM	NM	NM	NA
Average Daily Trading (1 Mo.)	120	18,410	5	44	94	92	5	57	801	259	NM	NM	NM	NM	NA
Average Daily Trading (3 Mo.)	89	17,176	4	35	70	94	10	41	865	188	NM	NM	NM	NM	NA
Average Daily Trading (1 Year)	83	16,377	6	33	66	106	8	41	768	283	NM	NM	NM	NM	NA
Non-Voting Volume (000s)
1% of Shares Outstanding	95	7,034	134	64	7,193	6,390	662	257	845	184	NM	NM	NM	NM	NA
Average Daily Trading (1 Mo.)	34	7,587	84	723	4,591	2,708	392	23	278	394	NM	NM	NM	NM	NA
Average Daily Trading (3 Mo.)	34	7,856	102	565	3,408	2,762	329	16	329	261	NM	NM	NM	NM	NA
Average Daily Trading (1 Year)	28	7,300	148	822	3,599	2,713	251	17	248	323	NM	NM	NM	NM	NA
Data compiled by Bloomberg

[1]	As reported by Yahoo. Percentage of companies within either the S&P 500, S&P 400, Russell 3000, or CGQ Universe of companies for which the company has a higher Quotient.
The accompanying letter is an integral part of the exhibit.